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                              November 6, 2020

       Dennis Knocke
       President and Chief Executive Officer
       Nerium Biotechnology Inc.
       11467 Huebner Road
       Suite 175
       San Antonio, TX

                                                        Re: Nerium
Biotechnology Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed October 30,
2020
                                                            File No. 000-54051

       Dear Mr. Knocke:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Pharmaceutical, page 2

   1. We note your revisions in response to prior comment 7 but continue to note your disclosure that "there
were no safety related issues reported in connection with the administration of
Anvirzel at doses of up to 1.2ml/m2 day" and "Anvirzel   was first
                                                        approved in Honduras
based on the safety established in the Phase 1 clinical trial conducted at the
Cleveland Clinic." As requested by comment 7, please remove all statements that present
your conclusions regarding the safety of Anvirzel as this is a determination within
the authority of the U.S. Food and Drug Administration and
                                                        comparable foreign
regulatory bodies. In this regard, please clarify, if true, that the FDA did not make any safety
determinations with respect to Anvirzel and clarify if any
                                                        Honduran regulatory
body made any such safety determination. If so, please specify the
 Dennis Knocke
FirstName LastNameDennis
Nerium Biotechnology  Inc. Knocke
Comapany 6,
November  NameNerium
             2020       Biotechnology Inc.
November
Page 2    6, 2020 Page 2
FirstName LastName
         name of that regulatory body.
2. We note your revised disclosure in response to prior comment 2 that Anvirzel is a relevant, alternative treatment for modification of viruses such as HIV. Please revise to clarify, if true, that Anvirzel may or may not have the desired effect in the treatment or modification of HIV or other viruses.
The consolidated financial statements of our Company have been prepared on a "going concern" basis, page 6

3. We note your revisions in response to prior comment 6. Please also revise to specifically disclose that your independent auditor has expressed substantial doubt about the
         company   s ability to continue as a going concern.
Combining Therapeutic Dosages of Different Cardiac Glycoside Could Be Dangerous, page 12

4. We note that you have removed the risk factor disclosure that "when used in combination with other cardiac glycosides (such as digoxin for congestive heart failure), Anvirzel may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides." Please tell us why it is no longer appropriate to include this disclosure in your risk factor or revise your disclosure as appropriate.
Positive Immune Response Not Independently Proven, page 12

5. We note your revisions in response to prior comment 8. Please revise to clarify, if true, that the mechanism of action, if any, is not known or understood, as appropriate. Please also revise to clarify, if true, that the results of the limited testing, which appears to have used cells lines, that suggested that Anvirzel could produce an antiviral immune response, may not be proven to show an immune response in humans.
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Segment Information, page F-16

6. We note your response to our prior comment 16, and your disclosures on pages two and three that you offer Nerium AD , Nerium Advanced, and NeriumRX products within the skincare product line and that sales of your pharmaceutical products Nerium Immune and
         Nerium Viral have been minimal. Tell us and disclose the revenues from your pharmaceutical product line, and explain to us your consideration of disclosing revenues from the product categories within your skin care product line. Refer to ASC 280-10-50-
         40 and the aggregation criteria in ASC 280-10-55-7A through 7C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dennis Knocke
Nerium Biotechnology Inc.
November 6, 2020
Page 3

       You may contact Rolf Sundwall at (202) 551-3105 or Lynn Dicker at (202) 551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameDennis Knocke                           Sincerely,
Comapany NameNerium Biotechnology Inc.
                                                          Division of
Corporation Finance
November 6, 2020 Page 3                                   Office of Life
Sciences
FirstName LastName